                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   ---------------

                                     SCHEDULE 13D
     Information to be included in statements filed pursuant to Rule 13d-1(a)and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     2  )*

                          TIS MORTGAGE INVESTMENT COMPANY
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      8725 27 10
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                                    (CUSIP Number)

                  Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
              1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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              (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   February 2, 1999
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               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 27 Pages
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                                     SCHEDULE 13D

CUSIP NO. 8725 27 10                         Page 2 of 27 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Third Capital, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                       / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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                         7    SOLE VOTING POWER
       NUMBER OF              0
        SHARES           ----------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY               0
         EACH            ----------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON                0
         WITH            ----------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     OO
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

                                SCHEDULE 13D

CUSIP NO. 8725 27 10                         Page 3 of 27 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Christopher L. Jarratt
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.
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                         7    SOLE VOTING POWER
       NUMBER OF              0
        SHARES           ----------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY               0
         EACH            ----------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
        PERSON                0
         WITH            ----------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* / /
-----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
-----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
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

                               SCHEDULE 13D

CUSIP NO. 8725 27 10                         Page 4 of 27 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     James G. Lewis
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) / /
-----------------------------------------------------------------------
3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     / /
-----------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.
-----------------------------------------------------------------------
                         7    SOLE VOTING POWER
      NUMBER OF               0
       SHARES            ----------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY                0
        EACH             ----------------------------------------------
     REPORTING           9    SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH             ----------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
-----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* / /
-----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
-----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------------

CUSIP No. 8725 27 10

     This Amendment No. 2 to Schedule 13D Statement is filed on behalf of Third Capital, LLC ("Third Capital"), a Tennessee limited liability company, Christopher L. Jarratt and James G. Lewis for the purpose of reporting the disposition of 32,000 shares of common stock, $0.001 par value per share (the "Common Stock"), of TIS Mortgage Investment Company, a Maryland corporation ("TIS"), owned by Messrs. Jarratt and Lewis and the revocation of the proxy and option granted to Third Capital and Messrs. Jarratt and Lewis, by the Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund").

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 to Schedule 13D is hereby amended and supplemented as follows:

     Reference is hereby made to the original Schedule 13D Statement filed with the Securities and Exchange Commission by Third Capital and Messrs. Jarratt and Lewis on March 19, 1998 (the "Original Schedule 13D"), describing the Option to Purchase 760,000 shares of Common Stock of TIS, dated March 16, 1998 (the "Option"),and the Irrevocable Proxy (the "Proxy") executed by the Fund appointing Christopher L. Jarratt or in his absence James G. Lewis attorneys-in-fact for the purpose of voting, at their discretion, all 760,000 shares of Common Stock subject to the Option at the election of directors of
TIS.   A copy of the Option and the Proxy was attached to the Original
Schedule 13D as Exhibit 7.1.

     On February 1, 1999, TIS, the Fund, Richard M. Osborne, the sole Manager of the Fund, Third Capital and Messrs. Jarratt and Lewis entered into an agreement whereby (i) the Fund sold all of its 793,700 shares of Common Stock to TIS for $2.50 per share; (ii) Messrs. Jarratt and Lewis sold all of their personally-owned shares of Common Stock to TIS for $2.00 per share; and (iii) the Fund, Third Capital and Messrs. Osborne, Jarratt and Lewis agreed that for a period of seven years from the date of the agreement they would not (a) acquire any shares of Common Stock of TIS, (b) solicit any proxies to vote any shares of TIS, (c) effect or participate in any tender offers involving TIS, (d) form, join or participate in a group (as that term is defined in the Securities Exchange Act of 1934) with respect to TIS,(e) seek to control or influence the management, board of directors or policies of TIS, (f) take any action to compel TIS to hold an annual or special meeting of shareholders, or
(g) enter into any discussions or arrangements with any person regarding any of the foregoing (the "TIS Agreement").

     In addition, Messrs. Osborne, Jarratt and Lewis resigned as directors of TIS effective February 2, 1999, to allow TIS to proceed with a transaction with Pacific Securitization, Inc.


                            Page 5 of 27 Pages

     The TIS Agreement is attached hereto as Exhibit 7.5 and incorporated by reference. In accordance with the terms of the TIS Agreement, the Fund, Third Capital, and Messrs. Osborne, Jarratt and Lewis entered into the Revocation of Option and Proxy Agreement, whereby the Option and Proxy were revoked. The Revocation of Option and Proxy Agreement is attached hereto as Exhibit 7.6 and incorporated by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by TIS, there are 8,105,880 shares of Common Stock outstanding.

     Third Capital, Mr. Jarratt and Mr. Lewis each beneficially own zero shares of Common Stock, or 0.0% of the outstanding shares of Common Stock.

     (b) Mr. Jarratt, as chief manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock owned by Third Capital.

     (c) Since the filing of Amendment No. 1 to the Schedule 13D Statement on April 23, 1998, Mr. Jarratt has sold all 20,000 shares of Common Stock for $2.00 per share to TIS as mentioned in Item 4 above.

     Since the filing of Amendment No. 1 to the Schedule 13D Statement on April 23, 1998, Mr. Lewis has sold all 12,000 shares of Common Stock for $2.00 per share to TIS as mentioned in Item 4 above.

     (d)  Not Applicable.

     (e) Third Capital and Messrs. Jarratt and Lewis ceased to be the beneficial owner of more than 5.0% of the outstanding shares of Common Stock of TIS on February 2, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 to Schedule 13D is hereby amended and supplemented as follows:

     Reference is hereby made to Item 4 which describes the TIS Agreement and the Revocation of Option and Proxy Agreement, which agreements are attached hereto as Exhibits 7.5 and 7.6, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 to Schedule 13D is hereby amended and supplemented as follows:

                            Page 6 of 27 Pages
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Exhibit 7.5    Agreement, as of February 1, 1999, by and among TIS Mortgage
               Investment Company, a Maryland corporation, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, Richard M. Osborne, Third Capital, LLC, a Tennessee limited liability company, Christopher L. Jarratt and James G. Lewis

Exhibit 7.6 Revocation of Option and Proxy Agreement, as of February 2, 1999, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, Richard M. Osborne, Third Capital, LLC, a Tennessee limited liability company, Christopher L. Jarratt and James G. Lewis

                            Page 7 of 27 Pages

CUSIP No. 8725 27 10

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999           THIRD CAPITAL, LLC


                                   /s/ C. L. Jarratt
                                   ------------------------------
                                   C. L. Jarratt, Chief Manager


                                   /s/ C. L. Jarratt
                                   -------------------------------
                                   C. L. Jarratt, individually


                                   /s/ James G. Lewis
                                   -------------------------------
                                   James G. Lewis, individually

                            Page 8 of 27 Pages
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                              Exhibit Index


Exhibit 7.5 Agreement, as of February 1, 1999, by and among TIS Mortgage Investment Company, a Maryland corporation, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, Richard M. Osborne, Third Capital, LLC, a Tennessee limited liability company, Christopher L. Jarratt and James G. Lewis

Exhibit 7.6 Revocation of Option and Proxy Agreement, as of February 2, 1999, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, Richard M. Osborne, Third Capital, LLC, a Tennessee limited liability company, Christopher L. Jarratt and James G. Lewis


                            Page 9 of 27 Pages